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                                  [FORD LOGO]

Ford Motor Company                                             The American Road
                                                   Dearborn, Michigan 48121-1899

                                January 22, 1998

Dear Shareholder:

     Ford Motor Company is offering to purchase at $31.40 per Depositary Share any and all outstanding Depositary Shares, each representing 1/2,000 of a share of Ford's Series B Cumulative Preferred Stock.

     This tender offer makes good economic sense for Ford, given its current financial condition and the current market price of the Depositary Shares. It also gives shareholders the opportunity to sell their Depositary Shares at a premium over the market price prevailing prior to the announcement of this offer.

     Ford, its Board of Directors and its executive officers make no recommendation as to whether you should tender your Depositary Shares. That's your decision. I encourage you to read the enclosed Offer to Purchase before deciding. If you choose to participate in the offer, please follow the instructions in the enclosed materials.

     If you have any questions, please call the Information Agent or the Dealer Manager at the phone numbers on the back cover of the enclosed Offer to Purchase. Thank you.

                                          Very truly yours,

                                          /s/ ALEX TROTMAN

                                          Alex Trotman
                                          Chairman of the Board of Directors,
                                          President and Chief Executive Officer

cc: First Chicago Trust Company of New York,
    Depositary for Series B
    Cumulative Preferred Stock